FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of   October  , 2005
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     Attached as Exhibit 99.1 is a copy of the Company's announcement - Notice of Annual General Meeting dated October 12, 2005. Attached as Exhibit 99.2 is a copy of the Company's announcement - Annual Report 2005 dated October 12, 2005.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Progen Industries Limited

                                        /s/ Linton Burns

Date:   October 17, 2005                By:  Linton Burns, Company Secretary
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                                  EXHIBIT INDEX

Exhibit Number                           Description
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Exhibit 99.1 Copy of the Company's announcement - Notice of Annual General Meeting dated October 12, 2005
Exhibit 99.2 Copy of the Company's announcement - Annual Report 2005 dated October 12, 2005